Exhibit 99.1
QIAGEN announces election of Stephen Rusckowski as Chairman of Supervisory Board

•Stephen H. Rusckowski elected as Chairman of the Supervisory Board after AGM; former Chairman Lawrence A. Rosen did not stand for re-election following 12 years of service

•Shareholders approve all resolutions at AGM – including first-ever annual cash dividend and a synthetic share repurchase authorization of up to $500 million

Venlo, the Netherlands, June 26, 2025 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced that its Supervisory Board has elected Stephen H. Rusckowski as Chairman following the Annual General Meeting of Shareholders (AGM) on June 26, 2025.

He succeeds Lawrence A. Rosen, who did not stand for re-election after serving for 12 years on the Supervisory Board. The Dutch Corporate Governance Code indicates that Directors of public companies should not serve more than 12 years for a company on their Supervisory Board.

At the AGM, where 80.4% of QIAGEN’s issued shares were represented, shareholders approved all proposed resolutions, including the initiation of an annual cash dividend and a new share repurchase authorization of up to $500 million.

Mr. Rusckowski joined the Supervisory Board in 2023 and has served as Chairman of the Nomination & Governance Committee and as a member of the Human Resources & Compensation Committee. He brings deep global healthcare and leadership experience, having previously served as Chairman, President and CEO of Quest Diagnostics and as CEO of Philips Healthcare.

Mr. Rusckowski said: “QIAGEN has built an outstanding portfolio of solutions trusted for their quality and scientific excellence. What continues to impress me is the clear vision that drives this company: a commitment to making improvements in life possible. I take on this role with deep respect for QIAGEN, its culture and its people, and with a clear recognition of the Supervisory Board’s responsibility to be a strong and engaged partner for shareholders and other stakeholders.”

Mr. Rosen stepped down after serving as Chairman since 2020 and serving as a member of the Supervisory Board since 2013. Under his leadership, QIAGEN underwent a period of focused strategic transformation and strengthened governance. Five new members have joined the Supervisory Board since 2020, enhancing its already strong international profile and deep expertise.

“It has been an extraordinary privilege to serve QIAGEN through a period of meaningful transformation and growth, and I believe QIAGEN has never been in a stronger position,” Mr. Rosen said. “I will very much enjoy watching the progress as the employees of QIAGEN do great things to help our customers advance science and improve healthcare for people around the world.”
Additionally, Prof. Dr. Elaine Mardis stepped down from the Supervisory Board after deciding not to stand for re-election. Prof. Dr. Mardis brought important scientific expertise to the Board since 2014, especially through her service on the Science & Technology and Human Resources & Compensation Committees.

Following the AGM, QIAGEN’s Supervisory Board now consists of eight members, reflecting the implementation of a plan announced in 2024 to return to a size consistent with historical levels and continuing to represent all the necessary expertise to support the future development of QIAGEN in a highly effective manner.

The AGM approved the re-appointment for one-year terms of the following Board members: Dr. Metin Colpan, Dr. Toralf Haag, Prof. Dr. Ross L. Levine, Mr. Bert van Meurs, Ms. Eva van Pelt, Dr. Eva Pisa, Ms. Elizabeth Tallett and Mr. Stephen H. Rusckowski.

Shareholders also approved the initiation of QIAGEN’s first-ever annual cash dividend - a milestone that reflects QIAGEN’s strong financial position and disciplined capital allocation strategy, which includes dividends in addition to organic investments, value-creating acquisitions and share repurchases.

The first dividend payment will be $0.25 per ordinary share, totaling approximately $54 million, with a record and ex-date of July 2, 2025, and payment date of July 10, 2025.

In addition, the AGM approved a new synthetic share repurchase authorization of up to $500 million, reinforcing QIAGEN’s commitment to returning capital to shareholders while preserving financial flexibility to invest in innovation and long-term growth.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. QIAGEN serves over 500,000 customers globally in Life Sciences (academia, pharma R&D and industrial applications, primarily forensics) and Molecular Diagnostics for clinical healthcare. As of March 31, 2025, QIAGEN employed more than 5,600 people in over 35 locations worldwide. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements in this press release may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements, including those regarding QIAGEN's products, development timelines, marketing and / or regulatory approvals, financial and operational outlook, growth strategies, collaborations and operating results - such as expected adjusted net sales and adjusted diluted earnings - are based on current expectations and assumptions. However, they involve uncertainties and risks. These risks include, but are not limited to, challenges in managing growth and international operations (including the effects of currency fluctuations, regulatory processes and logistical dependencies), variability in operating results and allocations between customer classes, commercial development for our products to customers in the Life Sciences and clinical healthcare, changes in relationships with customers, suppliers or strategic partners; competition and rapid technological advancements; fluctuating demand for QIAGEN's products due to factors such as economic conditions, customer budgets and funding cycles; obtaining and maintaining regulatory approvals for our products; difficulties in successfully adapting QIAGEN's products into integrated solutions and producing these products; and protecting product differentiation from competitors. Additional uncertainties may arise from market acceptance of new products, integration of acquisitions, governmental actions, global or regional economic developments, natural disasters, political or public health crises, and other "force majeure" events. There is also no guarantee that anticipated benefits from acquisitions will materialize as expected. For a comprehensive overview of risks, please refer to the “Risk Factors” contained in our most recent Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission.
Source: QIAGEN
Category: Corporate

Contacts QIAGEN:

Investor Relations	Public Relations
e-mail: ir@QIAGEN.com	e-mail: pr@QIAGEN.com
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